UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AGM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 39th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-509-7800**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGM Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADINA DAVYDOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6212094
Qualified in Queens County
My Commission Expires October 05, 2017

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGM SECURITIES LLC

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
AGM Securities LLC

We have audited the accompanying statement of financial condition of AGM Securities LLC as of December 31, 2014. This financial statement is the responsibility of AGM Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AGM Securities LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 14, 2015

AGM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash	$ 1,199,202
	$ 1,199,202
LIABILITY AND MEMBER'S EQUITY	
Liabilities:	
Due to Parent	$ 11,783
Accounts Payable	20,000
	31,783
Member's equity	1,167,419
	$ 1,199,202

1. Nature of business and summary of significant accounting policies

Nature of Business

AGM Securities LLC (the "Company"), a wholly-owned Subsidiary of AGM Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of private placement of securities and corporate finance advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking revenues also include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and related expenses are recorded at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for tax purposes and does not pay any taxes. The Company does not reflect any taxes in its financial statements. The Company's income or loss is taken into consideration in the tax returns of its Parent's owner.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2011.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $1,167,000, which was approximately $1,067,000 in excess of its minimum requirement of $100,000.

3. Exemption from Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $120,000 for the year ended December 31, 2014 under the Agreement. As of December 31, 2014, $11,783 of these expenses remain payable to the Parent. In 2014 the Parent has contributed $170,000 to the Company in the form of forgiveness of debt for the said administrative fees.

5. Concentrations

The Company maintains its cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash.

For the year ended December 31, 2014, 100% of the firm's revenue was earned from one client.